EXHIBIT 99.2

PENGROWTH ENERGY CORPORATION

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JUNE 26, 2019

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting	Outcome of Vote

1.            The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.

PASSED 362,009,609 (95.8%) For 15,875,566 (4.2%) Withheld

2.            The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

Wayne K. Foo

Chandra A. Henry

Kelvin B. Johnston

James D. McFarland

Peter D. Sametz

D. Michael G. Stewart

	VOTES FOR 278,750,836 (96.1%) 283,264,319 (97.7%) 280,467,654 (96.7%) 283,316,422 (97.7%) 279,802,056 (96.5%) 278,815,189 (96.1%)	VOTES WITHHELD 11,326,723 (3.9%) 6,813,240 (2.3%) 9,609,905 (3.3%) 6,761,137 (2.3%) 10,275,503 (3.5%) 11,262,370 (3.9%)
3. The approval of a resolution to accept the Corporation’s approach to executive compensation.	PASSED 217,239,063 (74.9%) For 72,838,493 (25.1%) Against